UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

                       Graham Corporation
                        (Name of Issuer)

                  Common Stock, Par Value $.10
                 (Title of Class of Securities)

                            384556106
                         (CUSIP Number)

              Arthur Goetchius (212) 755-9000
     EGS Partners, L.P., 300 Park Avenue, New York, NY 10022
          (Name, Address and Telephone Number of Person
        Authorized to Recieve Notices and Communications)

January 26th, 1995
         (Date of Event which Requires Filing of this Statement)
                     ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         27,274
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         27,274
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         27,274
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         2.59%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          EGS Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         33,015
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         33,015
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         33,015
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         3.14%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         21,311
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         21,311
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         21,311
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         2.03%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         5,900
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         5,900
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         5,900
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         .56%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          AF   PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         3,200
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         90,800
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         3,200
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         90,800
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         94,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         8.94%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         87,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         87,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         87,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         8.32%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         87,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         87,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         87,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         8.32%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 384556106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
          AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                         87,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         87,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         87,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         8.32%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                         IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D, initially filed on October 3, 1989, as amended, is hereby amended and restated in its entirety by this Amendment No. 10 to the Schedule 13D as follows:

Item 1.  Security and Issuer.
- ------   -------------------

     This statement relates to the common stock, par value $.10 per share (the "Common Stock"), issued by Graham Corporation, a Delaware corporation (the "Company"), whose principal executive offices are 20 Florence Avenue, Batavia, New York 14020.

Item 2.  Identity and Background.
- ------   -----------------------

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it; (ii) EGS Partners, L.P., a Delaware limited partnership ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners; (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it;
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it; (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners;
(vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The general partners of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "General Partners"). Mr. Salvatore DiFranco resigned from EGS Associates, L.P., EGS Partners, L.P., Bev Partners, L.P., and Jonas Partners, L.P. as general partner, effective October 31, 1994, and is therefore no longer a reporting person.

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

     (c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, EGS Partners,
Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Overseas is a British Virgin Islands corporation.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners is approximately $437,275, $346,524, $136,841, $368,882 and $75,723,
respectively.

     The net investment cost (excluding commissions, if any) of the shares of Common Stock purchased by Mr. Ehrman, and by members of his immediate family, is approximately $51,563.

     The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities and with the investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Mr. Ehrman, and members of his immediate family, were purchased with personal funds.

     Messrs. Greenberg, Ketcher, and Gerstl made no acquisitions of Common Stock since the filing of Amendment No. 9 to the
Schedule 13D.

     The shares of Common Stock beneficially owned by each of EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. The shares of Common Stock owned by Mr. Ehrman are held in margin accounts maintained at Bear Stearns & Co., Inc. or Bishop Rosen Corporation, or are beneficially owned by members of his immediate family. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Currently, the interest rate charged on such various margin accounts is approximately 6.5% per annum.

Item 4.  Purpose of Transaction.
- ------   ----------------------

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons is for investment. Each may make further purchases of the Common Stock from time to time and may dispose of any or all of the shares of the Common Stock held by it or him at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 1,051,499 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 11, 1994, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the quarter ended September 30, 1994 (which is the most recent Form 10-Q on file.)

     As of the close of business on January 27, 1995:

     (i) EGS Associates owns beneficially 27,274 shares of Common Stock, constituting approximately 2.59% of the shares outstanding.

     (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 22,958 shares of Common Stock purchased for discretionary accounts managed by it, other than EGS Overseas, and the 10,057 shares of Common Stock purchased for EGS Overseas, which when aggregated total 33,015 shares of Common Stock, constituting approximately 3.14% of the shares outstanding.

     (iii) Bev Partners owns beneficially 21,311 shares of Common Stock, constituting approximately 2.03% of the shares outstanding.

     (iv) Jonas Partners owns beneficially 5,900 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 6,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (vi) Messrs. Ketcher, Greenberg and Gerstl own directly no shares of Common Stock.

     By reason of the provisions of Rule 13d-3 of the Act, each of the General Partners may be deemed to own beneficially the 27,274 shares of Common Stock owned by EGS Associates, the 33,015 shares of Common Stock beneficially owned by EGS Partners, through EGS Overseas and discretionary accounts managed by it, the 21,311 shares of Common Stock beneficially owned by Bev Partners and the 5,900 shares of Common Stock beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners are aggregated, they total 87,500 shares of Common Stock, constituting approximately 8.32% of the shares outstanding.

     (vii) In the aggregate, the Reporting Person beneficially own a total of 94,000 shares of Common Stock, constituting approximately 8.94% of the shares outstanding.

     (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners, and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

          (ii) Mr. Ehrman has the sole power to vote and to dispose of the 3,200 shares of Common Stock owned by him, and shared power, with members of his immediate family, to vote and dispose of 3,300 shares of Common Stock owned by members of his immediate family.

     (c) The trading dates, number of shares of Common Stock sold and price per share for all transactions in the Common Stock from the 60th day prior to January 26, 1995 through January 27, 1995, by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, and Bev Partners are set forth in Schedules A, B, C, and D, respectively. All such transactions were open market transactions and were effected on the American Stock Exchange. During such period no other Reporting Person effected any transactions in the Common Stock.

     (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

     (e)  Mr. Salvatore DiFranco resigned from EGS Associates,
L.P., EGS Partners, L.P., Bev Partners, L.P., and Jonas Partners,
L.P. as general partner, effective October 31, 1994, and is therefore no longer a reporting person.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with respect to Securities of the Issuer.
         --------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Items to be Filed as Exhibits.
- ------   -----------------------------

     1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) promulgated under the Act.

                           SIGNATURES
                           ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 1995

                         /s/ WILLIAM EHRMAN
                         ---------------------------------------
                         William Ehrman, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ FREDERIC GREENBERG
                         ---------------------------------------
                         Frederic Greenberg, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ FREDERICK KETCHER
                         ---------------------------------------
                         Frederick Ketcher, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ JONAS GERSTL
                         ---------------------------------------
                         Jonas Gerstl, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.

                        Schedule A
                        ----------


                    EGS Associates, L.P.
                    --------------------


              Transactions in the Common Stock



                                             Price Per Share
Date of              Number of Shares           (including
Transaction          Purchased/(Sold)        Commissions, if any)
- -----------          ----------------        --------------------

January 26, 1995         (5,994)                   $11.18

                           Schedule B
                           ----------


                       EGS Partners, L.P.
                       ------------------
              (excluding EGS Overseas Fund Limited)


              Transactions in the Common Stock



                                             Price Per Share
Date of              Number of Shares           (including
Transaction          Purchased/(Sold)        Commissions, if any)
- -----------          ----------------        --------------------

January 26, 1995        (6,012)                    $11.18

                           Schedule C
                           ----------


                     EGS Overseas Fund, Ltd.
                     -----------------------


              Transactions in the Common Stock



                                             Price Per Share
Date of              Number of Shares           (including
Transaction          Purchased/(Sold)        Commissions, if any)
- -----------          ----------------        --------------------


January 26, 1995         (17,000)                  $11.18

                           Schedule D
                           ----------


                       Bev Partners, L.P.
                       ------------------


              Transactions in the Common Stock



                                             Price Per Share
Date of              Number of Shares           (including
Transaction          Purchased/(Sold)        Commissions, if any)
- -----------          ----------------        --------------------


January 26, 1995        (5,994)                   $11.18

EXHIBIT 1
- ---------

                    JOINT ACQUISITION STATEMENT
                    PURSUANT TO RULE 13D-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 2, 1995

                         /s/ WILLIAM EHRMAN
                         ---------------------------------------
                         William Ehrman, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ FREDERIC GREENBERG
                         ---------------------------------------
                         Frederic Greenberg, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ FREDERICK KETCHER
                         ---------------------------------------
                         Frederick Ketcher, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.


                         /s/ JONAS GERSTL
                         ---------------------------------------
                         Jonas Gerstl, individually and as
                         general partner of each of EGS PARTNERS,
                         L.P., EGS ASSOCIATES, L.P., BEV
                         PARTNERS, L.P. and JONAS PARTNERS, L.P.